UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

MHHC Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Nevada	82-4972078
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Union ST SE

STE 200

Olympia, WA 98501

(Mailing Address of principal executive offices)

253-336-6442

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Revenues

Revenues for the six months ended June 30, 2022 were $270,849 compared to $189,103 for the six months ended June 30, 2021, an increase of $81,746 or 41.2%. The increase in revenues is a direct result of sales derived from new big box appliance centers and the expansion of warranty sales to local owned consumer electronic goods which began in late 2020. Also, commencing in April 2021, the Company began charging a monthly surcharge when monthly sales were below the monthly minimum and/or monthly claims exceeded 28% of monthly sales.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2022 were $105,805 compared to $85,820 during the six months ended June 30, 2021, an increase of $19,985 or 23.3%. Cost of revenues, as a percentage of revenues, decreased to 39.1% from 45.4% during the prior year period. The increase in cost of revenues is primarily the result of increased revenues, partially offset by items established in 2020 to improve the accuracy of claim coverage including: (i) increased quality controls; and (ii) performance indicator reports that identify invalid claims. Cost of revenues also includes warranty reserve expense, with a corresponding increase in warranty reserve liability, which is an accrual for future claims from assurance warranty revenues. The warranty reserve liability is estimated at inception of the warranty period based on historical claims and may be adjusted as needed.

Operating Expenses

Operating expenses, consisting of general and administrative expenses, for the six months ended June 30, 2022 were $940,852 compared to $480,549 for the six months ended June 30, 2021, an increase of $460,303 or 95.8%. The increase in operating expenses is primarily the result of increased share-based compensation, legal and professional fees, and system maintenance.

Net Loss

The net loss for the six months ended June 30, 2022 was $782,586 compared to a net loss of $382,146 for the six months ended June 30, 2021, an increase of $400,440 or 105%. The increase in the net loss is primarily the result of increased share-based compensation, legal and professional fees, and system maintenance, partially offset by an increase in revenues of $81,746.

Liquidity and Capital Resources

Operating Activities

Our net cash used in operating activities was $308,682 for the six months ended June 30, 2022, compared to net cash used in operating activities of $164,293 for the six months ended June 30, 2021. The increase of cash used in operating activities of $144,389 primarily resulted from: a $400,440 increase in the net loss, partially offset by a $177,686 increase in share-based compensation, a $55,437 increase in cash provided by contract liabilities, and a $46,154 increase in cash provided by accrued expenses.

Investing Activities

During the six months ended June 30, 2022 and 2021, there were no investing activities.

Financing Activities

During the six months ended June 30, 2022, financing activities provided $175,801, net of repayments, from the issuance of a promissory note. During the six months ended June 30, 2021, financing activities provided $35,700 from a PPP loan.

Liquidity

The Company does not have sufficient capital to meet its working capital needs for the next 12 months. It is dependent upon raising sufficient capital from its Regulation A offering it is about to launch with a broker-dealer. Its similar previous offering without a broker-dealer earlier in 2022 was unsuccessful. We cannot assure you we will raise sufficient capital.

2022 Business Loan

On February 25, 2022, the Company entered into a Business Loan and Security Agreement (the “Loan Agreement”) pursuant to which the Company borrowed $197,905.92 (net of an origination fee of $8,246.08) and agreed to repay the principal amount of the loan plus $111,322.56 in interest over a two-year period in weekly installments. Under the Loan Agreement, the Company granted the lender a security interest in the Company’s assets as collateral to secure payment of the loan.

2021 PPP Loan

In February 2021, we received $35,700 from the federal paycheck protection program. In April 2022, we applied for loan forgiveness for this loan and in May 2022 the loan was forgiven.

Reserves and Reinsurance

The Company sells extended warranties in approximately 48 states. Certain states (“Regulatory States”) have regulatory requirements to sell extended services contracts (“ESC’s”). The Company has been obtaining and meeting regulatory requirements in the following Regulatory States: AL, AR, AZ, CT, CA, IA, IL, KY, LA, MA, MD, MN, MO, NM, NV, OK, OR, SC, TX, UT, VA, VT, WA, and WI. While each Regulatory State has different requirements, in general, they require companies selling ESC’s to meet one of the following requirements: (i) have $100,000,000 or more in assets; (ii) carry an appropriate bond and maintain appropriate reserves; or (iii) maintain a Contract Liability Policy (“CLP”, or “CLIP”).

The Company maintains cash reserves to pay future claims on extended warranties. MHHC Reinsurance, Inc., a Washington Corporation, and our wholly owned subsidiary, maintains our cash reserves. We are currently carrying reserves of approximately $91,000, of which approximately $88,000 is designated for Regulatory States and the remainder is for non-regulatory states.

During the six months ended June 30, 2022 and 2021, our actual claims outflows have been approximately 41% and 47%, respectively, of extended warranty revenues. We are striving to fund our reserves with 40% of premiums received from selling warranty contracts. We expect continued growth of our reserves as MHHC Warranty and Services, Inc. expands dealership sales. For our reserves for Regulatory States, we have not requested reimbursement of claims expenses paid. Rather, we pay all claims arising in Regulatory States from proceeds from operating funds and we will continue to do so until our cash reserves for Regulatory States has reached an adequate level for the assessed risk of future claims on outstanding contracts.

In order to comply with Regulatory State requirements, the Company maintains a CLP/CLIP policy, which serves as a backup to our cash reserves, with Plateau, an A-rated carrier for reinsurance coverage. Should the Company as a whole default or become insolvent, the CLP/CLIP would cover any filed claims which the Company was not able to pay. Our risk protections are redundant, our track record in covering claims is consistent, our reserves are being established, and we have ample access to additional credit before MHHC would invoke its Contract Liability Policy.

Going Concern

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our Common Stock.

Unregistered Sales of Equity Securities and Use of Proceeds

On May 7, 2021, the Company issued 44,000,000 shares of Common Stock (after giving effect to the 10 for 1 stock dividend) to its management as deferred compensation for services to be rendered to the Company and its subsidiaries. On March 15, 2022, the Company canceled 30,000,000 of these shares of Common Stock. Accordingly, the remaining unrecognized share-based compensation for these canceled shares was recognized at the cancellation date. The remaining 14,000,000 shares of Common Stock vested on May 17, 2022.

Critical Accounting Policies and Estimates

Our consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments, and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 3 of our financial statements. While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this Offering Circular.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Legal Matters

The Company has no pending legal matters at this time. However, as a warranty provider, we do, from time to time, become parties to legal claims regarding denials of claims.

Item 2. Other Information

None.

Item 3. Financial Statements

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Condensed Consolidated Balance Sheets as of June 30, 2022 (Unaudited) and December 31, 2021	F-1

Condensed Consolidated Statements of Operations for the Six Months Ended	F-2
June 30, 2022 and 2021 (Unaudited)

Condensed Consolidated Statements of Changes in Stockholders' Deficit for the Six Months Ended	F-3
June 30, 2022 and 2021 (Unaudited)

Condensed Consolidated Statements of Cash Flows for the Six Months Ended	F-4
June 30, 2022 and 2021 (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-5

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets

Current assets:
Cash	$62,875	$223,872
Restricted cash	88,458	60,342
Accounts receivable	232,007	196,593
Other current assets	710	—

Total current assets	384,050	480,807

Property and equipment, net	746	1,102

Total assets	$384,796	$481,909

Liabilities and Stockholders' Deficit

Current liabilities:
Accrued expenses	$176,400	$126,713
Contract liabilities, current portion	492,075	473,456
Warranty claims payable	75,184	66,056
Warranty reserve liability	4,580	4,014
Notes payable, current portion	94,886	—
Total current liabilities	843,125	670,239

Contract liabilities	1,204,495	1,031,804
Notes payable	708,907	662,300

Total liabilities	2,756,527	2,364,343

Commitments and contingencies - See Note 7

Stockholders' deficit:

Preferred stock - 500,000 shares authorized: Preferred stock - Series A, $0.0001 par value, 500,000 shares designated, issued and outstanding	50	50
Common stock, par value $0.001 per share; 400,000,000 shares authorized; 24,136,500 and 10,136,500 shares issued and outstanding, respectively	24,137	10,137
Additional paid-in capital	10,361,951	10,082,662
Accumulated deficit	(12,757,869)	(11,975,283)

Total stockholders' deficit	(2,371,731)	(1,882,434)

Total liabilities and stockholders' deficit	$384,796	$481,909

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Six Months Ended
	June 30,
	2022	2021

Revenues:
Extended warranty revenues	$259,514	$183,745
Assurance warranty revenues	11,335	5,358
Total revenues	270,849	189,103

Cost of revenues:
Claims expense	105,238	85,552
Warranty reserve expense	567	268
Total cost of revenues	105,805	85,820

Gross profit	165,044	103,283

Operating expenses:
General and administrative	940,852	480,549
Total operating expenses	940,852	480,549

Operating loss	(775,808)	(377,266)

Other income (expense):
Interest income	46	7
Interest expense	(42,963)	(4,887)
Forgiveness of debt	36,139	—
Total other expense, net	(6,778)	(4,880)

Loss before income taxes	(782,586)	(382,146)

Provision for income taxes	—	—

Net loss	$(782,586)	$(382,146)

Net loss per share:
Basic and diluted	$(0.05)	$(0.04)

Weighted average number of common shares outstanding:
Basic and diluted	14,313,296	10,136,500

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2021	500,000	$50	10,136,500	$10,137	$10,082,662	$(11,975,283)	$(1,882,434)

Stock-based compensation	—	—	14,000,000	14,000	279,289	—	293,289

Net loss	—	—	—	—	—	(782,586)	(782,586)

Balance - June 30, 2022 (Unaudited)	500,000	$50	24,136,500	$24,137	$10,361,951	$(12,757,869)	$(2,371,731)

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2020	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,791,058)	$(1,207,720)

Share-based compensation	—	—	—	—	115,603	—	115,603

Net loss	—	—	—	—	—	(382,145)	(382,145)

Balance - June 30, 2021 (Unaudited)	500,000	$50	10,136,500	$10,137	$9,688,754	$(11,173,203)	$(1,474,262)

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended
	June 30,
	2022	2021

Cash Flows From Operating Activities:
Net loss	$(782,586)	$(382,146)
Adjustments to reconcile net loss to net cash used in
operating activities:
Share-based compensation	293,289	115,603
Depreciation	356	357
Interest and amortization of debt discount	1,392	4,887
Forgiveness of PPP loan and accrued interest	(36,139)	—
Changes in operating assets and liabilities:
Accounts receivable	(35,414)	(58,734)
Prepaid expenses and other current assets	(710)	(3,659)
Warranty claims payable	9,128	19,286
Accrued expenses	50,126	3,972
Contract liabilities	191,310	135,873
Warranty reserve liability	566	268
Net cash used in operating activities	(308,682)	(164,293)

Cash Flows From Financing Activities:
Proceeds from notes payable	197,906	35,700
Repayments of notes payable	(22,105)	—
Net cash provided by financing activities	175,801	35,700

Net decrease in cash and restricted cash	(132,881)	(128,593)

Cash and restricted cash at beginning of period	284,214	173,069

Cash and restricted cash at end of period	$151,333	$44,476

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$29,790	$—
Cash paid for taxes	$—	$—

The following table provides a reconciliation of cash and restricted cash reported within the accompanying consolidated balance sheets to the total amounts shown in consolidated statements of cash flows above:
Cash	$62,875	$44,476
Restricted cash	88,458	—
Total cash and restricted cash	$151,333	$44,476

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

NOTE 1        NATURE OF OPERATIONS

Overview

MHHC Enterprises, Inc. (“MHHC” or the “Company”) offers its Extended Service Contract (ESC’s) in over 1,000 retail locations and online as well. MHHC is a provider of help desk and warranty insurance administration services for a wide variety of industries and consumers. Additionally, the organization creates and specializes service programs for a variety of manufacturers and commercial construction industries like heating, ventilating and air conditioning (HVAC). MHHC is a provider of call center "on-shoring" by creating jobs in the United States for professional phone representatives, including both sales and customer service employees. The Company’s call center processes claims and service calls with skilled professionals consistently offering warranty support solutions for a variety of businesses. MHHC prides itself in offering troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims. The highly skilled staff at MHHC consistently provide mission-critical solutions and results that assist industries and manufacturers in driving down warranty support and repair costs for their organization.

NOTE 2 GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of June 30, 2022, the Company had cash of $151,333 and a working capital deficit (current liabilities in excess of current assets) of $459,075. During the six months ended June 30, 2022, the net loss was $782,586 and net cash used in operating activities was $308,682. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

During the six months ended June 30, 2022, the Company received proceeds of $197,906 from the issuance of a note payable.

The Company has experienced net losses and negative cash flows from operations during 2020 through June 30, 2022. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

Management’s plans regarding these matters encompass the following actions: 1) obtain funding from new investors from its planned Regulation A offering, or if that is unsuccessful, a combination of debt and equity private offerings in order to alleviate the Company’s working capital deficiency; and 2) implement its business plan to increase revenues. The Company’s continued existence is dependent upon its ability to obtain additional funding sources and to develop profitable operations. However, the outcome of management’s plans cannot be determined with any degree of certainty. Earlier in 2022, the Company was unable to raise capital from its initial Regulation A offering and as a result it has retained a broker-dealer to raise capital on its behalf. The Company has filed a post-effective amendment to reflect the change in the plan of distribution and expects to file an amendment to reflect a reduction of the broker-dealer compensation in the near future. At that time, the Company expects it will then be able to commence the offering. There is no assurance that the broker-dealer will be successful and raise a material amount of capital to meet the Company’s working capital needs.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Although COVID-19 is no longer a major threat to our economy or the Company, we cannot predict new variances will not arise and have an adverse effect on the economy or the Company.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The interim unaudited condensed financial statements included herein reflect all material adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) which, in the opinion of the Company’s management, are ordinary and necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under generally accepted accounting principles in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company’s management believes the disclosures are adequate to make the information presented not misleading.

The condensed balance sheet information as of December 31, 2021 was derived from the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2021 (“2021 Annual Report”), filed with the SEC on June 15, 2022. These interim unaudited condensed financial statements should be read in conjunction with the 2021 Annual Report. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the entire fiscal year or for any other period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, depreciable lives of property and equipment, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of MHHC Enterprises, Inc. and its wholly owned subsidiaries MHHC Warranty and Services, Inc., ONBLi, Inc., and MHHC Reinsurance, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accrued expenses and warranty claims payable are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2022 and December 31, 2021. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. At June 30, 2022 and December 31, 2021, the uninsured balances amounted to $0.

The Company’s reinsurance provider for warranty policies sold in States that regulate the warranty and insurance industry requires the Company to fund and maintain cash reserves in a separate bank account controlled by the reinsurance provider. These funds are reflected as restricted cash in the accompanying consolidated balance sheets.

For warranty policies sold in States that do not regulate the warranty and insurance industry, the Company sets aside discretionary reserves. These funds are included in cash in the accompanying consolidated balance sheets.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of unsecured trade accounts with customers (See Note 9). The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts, and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company has not historically experienced significant credit or collection problems with its customers. At June 30, 2022 and December 31, 2021, no allowance for doubtful accounts relating to the Company’s accounts receivable was deemed necessary.

Property and Equipment

Property and equipment consists of computer equipment and is recorded at cost. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful life for computer equipment is three years.

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the six months ended June 30, 2022 and 2021, no income tax related interest or penalties were assessed or recorded.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represents the amount of extended warranty fees received in excess of the portion recognized as revenue and it is included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage as if it were the manufacturer (assurance warranties), revenue is recognized immediately. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Cost of Revenues

Cost of revenues includes claims expense and warranty reserve expense. For extended warranties, claims expense is recognized as claims occur and is recognized in the period in which the claim originates. For manufacturer warranties, warranty reserve expense is recognized at the beginning of the warranty period to establish an estimated warranty reserve liability. Claims for manufacturer warranties reduce the warranty reserve liability.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $0 and $6,402 for the six months ended June 30, 2022 and 2021, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards. The cancellation of an award not accompanied by the grant of a replacement award shall be accounted for as a repurchase for no consideration and, accordingly, any previously unrecognized compensation cost related to the cancelled award shall be recognized at the date of cancellation.

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

There were no potentially dilutive securities outstanding during the periods presented.

Reclassifications

Certain reclassifications have been made to the prior years’ data to conform to the current year presentation. These reclassifications had no effect on reported income (losses).

Recent Accounting Pronouncements

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. ASU 2018-13 became effective for the Company on January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company’s convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 became effective for the Company on January 1, 2022. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are summarized in the table below:

	June 30,	December 31,
	2022	2021
Computer equipment	$2,140	$2,140
Less: accumulated depreciation	(1,394)	(1,038)
Property and equipment, net	$746	$1,102

Depreciation expense was $356 and $357 for the six months ended June 30, 2022 and 2021, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

NOTE 5 — ACCRUED EXPENSES

Accrued expenses are summarized in the table below:

	June 30,	December 31,
	2021	2021
Accrued payroll and related costs	$5,332	$12,758
Accrued interest payable	30,452	19,110
Accrued professional fees	49,818	47,744
Accrued reinsurance fees	45,400	21,893
Other	45,398	25,208
Total accrued expenses	$176,400	$126,713

NOTE 6 — NOTES PAYABLE

Notes payable were comprised of the following as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
EIDL note payable (due July 1, 2050)	$494,300	$494,300
EIDL note payable (due July 31, 2050)	132,300	132,300
PPP loan	—	35,700
OnDeck note payable	184,047	—
Total notes payable	810,647	662,300
Less unamortized debt discount	(6,854)	—
Total notes payable net of unamortized debt discount	803,793	662,300
Less current portion	(94,886)	—
Long-term portion	$708,907	$662,300

On July 8, 2020, MHHC Warranty and Services, Inc. executed the standard loan documents for an Economic Injury Disaster Loan (“EIDL”) from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $123,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, were due monthly beginning July 8, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $593. On March 15, 2021, the initial payment date was extended 12 months to July 8, 2022. On August 19, 2021, the EIDL was amended whereby the Company received additional cash proceeds of $370,800 and, accordingly, the monthly payment was changed to $2,461. On September 8, 2022, the initial payment date was extended an additional 6 months to January 23, 2023. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At June 30, 2022 and December 31, 2021, the remaining carrying value of the note was $494,300. At June 30, 2022 and December 31, 2021, accrued interest on the note was $21,100 and $11,909, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

On August 7, 2020, MHHC Enterprises, Inc. executed the standard loan documents for an EIDL from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $132,300, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, were due monthly beginning August 7, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $646. On March 15, 2021, the initial payment date was extended 12 months to August 7, 2022. On September 8, 2022, the initial payment date was extended an additional 5 months to January 6, 2023. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At June 30, 2022 and December 31, 2021, the remaining carrying value of the note was $132,300. At June 30, 2022 and December 31, 2021, accrued interest on the note was $9,352 and $6,891, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

On February 17, 2021, MHHC Warranty and Services, Inc. received proceeds of $35,700 from the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration in exchange for a promissory note. The note has a maturity date of February 17, 2026 and bears 1% interest per annum. Payments of the Loan shall be deferred until the date on which the amount of forgiveness determined under the CARES Act, as amended by the Economic Aid Act, or the Small Business Act, is remitted to the Lender. If the Company fails to apply for forgiveness within 10 months after the last day of the Covered Period (as defined in the Small Business Act, as amended by the Economic Aid Act), principal and interest payments will commence 10 months from the last day of the Covered Period. All remaining principal and accrued interest was due and payable at the maturity date of the note. In April 2022, the Company applied for loan forgiveness for this loan from the U.S. Small Business Administration. On May 12, 2022, the outstanding principal and accrued interest due on the note was forgiven. Accordingly, on that date, the Company recognized a gain on forgiveness of debt of $36,139. At June 30, 2022 and December 31, 2021, the remaining carrying value of the note was $0 and $35,700, respectively. At June 30, 2022 and December 31, 2021, accrued interest on the note was $0 and $310, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets. is awaiting a decision.

On February 25, 2022, the Company issued a note payable to ODK Capital, LLC (“ODK”) with a face value of $206,152 in exchange for cash proceeds of $197,906, representing an original issue discount (“OID”) of $8,246. The note requires the payment of 104 weekly payments (including principal and interest) of $3,053 commencing March 4, 2022 for a total of $317,475, with a final maturity date of February 25, 2024. The imputed interest rate on the note is 46.5% per annum. The debt discount is being amortized to interest expense using the effective interest method. During the six months ended June 30, 2022, the Company amortized $1,392 of debt discount to interest expense.  During the six months ended June 30, 2022, the Company paid 17 payments totaling $51,895, of which $29,790 was expensed to Interest expense and $22,105 was a reduction of the principal balance. As of June 30, 2022, the remaining balance due on the note payable was $177,193, net of debt discount of $6,854.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Employment Agreements

On April 23, 2021, the Company entered into an employment agreement with an individual to become the Chief Executive Officer of ONBLi, Inc. The Executive shall be compensated upon the completion of certain Triggering Events including: (i) 1,000,000 common shares of the Company upon successful launch of ONBLi.com as a fully functional e-commerce website; and (ii) 4,000,000 common shares of the Company to be issued in tranches of 1,000,000 common shares upon each $1,000,000 of gross revenues generated through ONBLi.com. In addition, the Executive is eligible for additional compensation upon successful acquisition of Acquisition Targets including a salary of $180,000 - $250,000 per year, provided that one or more of the acquired Acquisition Targets in aggregate generate enough net profits to sustain such salary. The awards are performance based and, accordingly, are accrued when it is probable the respective performance condition shall be achieved. As of June 30, 2022, the development of the ONBLi.com website had just begun. Hence it was not yet probable the website would be completed. Accordingly, no compensation cost was recognized for the initial Triggering Event for the six months ended June 30, 2022.

Regulations and Reserves

The Company is subject to extensive supervision and regulation in the U.S. states in which our warranty company subsidiary operates. This is particularly true in those states in which our warranty subsidiary is licensed. The supervision and regulation relates to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our warranty holders. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things: (i) standards of solvency, including risk-based capital measurements; (ii) restrictions on the nature, quality and concentration of investments; and (iii) restrictions on the types of terms that we can include in the warranties we offer.

The statutes or the state insurance department regulations may affect the cost or demand for our products and may impede the Company from obtaining rate increases or taking other actions the Company might wish to take to increase profitability. Further, the Company may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If the Company does not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or does not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend the Company from carrying on some or all of its activities or invoke monetary penalties.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

In order to comply with Regulatory State requirements, the Company maintains a Contract Liability Insurance Policy (“CLIP”) to insure its obligations under the extended warranty policies it sells. The reinsurance provider requires the Company to set aside in a separate bank account, which is controlled by the reinsurance provider, a percentage of warranty premiums collected from policies sold within Regulatory States. The Company engaged an actuary to analyze and review the Company’s loss claim history for extended warranty contracts sold. Based on the actuary report, the Company and the reinsurance provider agreed to a reserve percentage of 40% of premiums collected in Regulatory States. This percentage may be changed at the discretion of both the Company and the reinsurance provider as agreed upon. As of June 30, 2022 and December 31, 2021, the reserve percentage was 40%. These restricted cash reserves may become unrestricted and transferred to the Company’s operating cash accounts upon submission of proof of paid claims to the reinsurance provider and/or the expiration of warranty policies. The reinsurance policy serves as a backup to these restricted cash reserves. Should the Company as a whole default or become insolvent, the CLIP would cover any filed claims which the Company was not able to pay. As of June 30, 2022 and December 31, 2021, the restricted cash reserves were $88,458 and $60,342, respectively, which are reflected as restricted cash in the accompanying consolidated balance sheets. In addition, as of June 30, 2022 and December 31, 2021, the Company had $2,476 and $14,094, respectively, of non-restricted cash reserves, which are included in cash in the accompanying consolidated balance sheet.

Effective April 8, 2019, the Company entered into an Administration Insured Program Agreement whereby it obtained reinsurance for extended warranty policies sold in Regulatory States. For years 2022 and going forward, the Company is required to pay a reinsurance premium (also referred to as a “ceding fee”) equal to 10% of the cash reserves established for each policy sold, plus premium tax, subject to a minimum annual premium of $100,000.

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At June 30, 2022, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

NOTE 8 — STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock, par value $0.0001 per share.

On August 7, 2018, the Company authorized the issuance of 500,000 Series A preferred stock (“Series A”), par value $0.0001 per share. As stated in the Certification of Designation, “Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly 51% of all voting rights available at the time of any vote”. The Series A have no conversion rights, are not entitled to dividends, and have no stated or liquidation value. The Certificate of Designation for the Series A preferred stock was filed on April 25, 2019.

At June 30, 2022 and December 31, 2021, there were 500,000 shares of Series A preferred stock issued and outstanding.

Common Stock

On May 9, 2022, the Company amended its Articles of Incorporation to change the number of authorized common shares to 400,000,000 shares of common stock, par value $0.001 per share, which has been reflected retroactively in the accompanying consolidated financial statements.

On February 17, 2022, the Company filing of an Offering Circular on Form 1-A, pursuant to Regulation A (File Number: 024-11406) was qualified by the Securities and Exchange Commission. The Company qualified units consisting of shares of common stock and warrants but was unable to sell any securities. The Company filed a post-effective amendment reducing the warrant exercise price and needs to file another amendment to reflect reduced broker-dealer compensation. It expects to file a new post-effective amendment in the near future.

On May 7, 2021, the Company granted 22,000,000 common shares to each of two officers of the Company (an aggregate of 44,000,000 common shares) as deferred compensation, that were scheduled to vest on May 17, 2022, subject to continued employment by the Company. Based on the quoted closing trading price of the Company’s common stock of $0.0182 on the grant date, the fair value of the compensation was $802,800, which was being amortized to expense over the vesting period. On March 15, 2022, the Company cancelled 15,000,000 of the aforementioned common shares to each of the two officers of the Company (an aggregate of 30,000,000 common shares were cancelled). Since no replacement award was issued, the cancellation of shares was accounted for as a repurchase for no consideration and, accordingly, the previously unrecognized compensation cost related to the cancelled award was recognized at the date of cancellation. On May 17, 2022, the remaining 14,000,000 common shares vested. During the six months ended June 30, 2022, $293,289 of stock-based compensation was recognized in the accompanying consolidated statements of operations.

On December 7, 2021, the Company effected a stock dividend of 10 shares of the Company’s common stock for each share of common stock outstanding as of the record date of June 30, 2021. As a result, the number of issued and outstanding common shares increased by 9,215,000 common shares. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this stock dividend.

At June 30, 2022 and December 31, 2021, there were 24,136,500 and 10,136,500, respectively, shares of common stock outstanding.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(Unaudited)

NOTE 9 — CONCENTRATIONS

Concentration of Revenues

For the six months ended June 30, 2022 and 2021, one customer accounted for 95.8% and 97.2%, respectively, of the Company’s consolidated revenues.

Concentration of Accounts Receivable

One customer accounted for 97.7% and 98.6% of the Company's consolidated accounts receivable at June 30, 2022 and December 31, 2021, respectively.

Concentration of Vendor

One vendor, who is also the Company’s largest customer, is utilized to process and service all of the Company’s claims related to extended warranties. At June 30, 2022 and December 31, 2021, the balance due to this vendor was $75,184 and $66,056, respectively, which is reflected as warranty claims payable on the accompanying consolidated balance sheets.

NOTE 10 — SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company evaluated events that occurred after the balance sheet date through October 3, 2022, which is the date the consolidated financial statements were available to be issued.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit No.	Document Title	Date of File
2.1	Amended and Restated Articles of Incorporation	09/23/2020
2.2	Certificate of Change Pursuant to NRS 78.209 (stock split)	09/23/2020
2.3	Certificate of Designation of Series A Preferred Stock	04/25/2019
2.4	Certificate of Correction to Certificate of Amendment dated August 22, 2017	11/05/2021
2.5	Certificate of Correction to Certificate of Correction dated November 1, 2017	11/05/2021
2.6	Certificate of Correction to Certificate of Designation dated April 25, 2019	11/05/2021
2.7	Certificate of Correction to Certificate of Amendment dated September 23, 2020	11/05/2021
2.8	Certificate of Correction to Certificate of Change dated September 23, 2020	11/05/2021
2.9	Certificate of Amendment to Articles of Incorporation (Stock Dividend)	11/24/2021
2.10	Certificate of Correction to Amendment to Articles of Incorporation (Stock Dividend)	12/01/2021
2.11	Certificate of Amendment to Articles of Incorporation	05/09/2022
2.12	Bylaws	08/25/2016
4.1	Form of Subscription Agreement	08/25/2022
4.2	Form of Warrant Certificate	*
4.3	Form of Warrant Agent Agreement	08/25/2022
6.1	Business Loan and Security Agreement	02/25/2022
6.2	Employment Agreement with Anderson Salgado+	04/23/2021
6.3	Master Services Agreement and Statement of Work+	01/12/2022
6.4	Form of Order Form with Dealmaker Securities, LLC	08/25/2022
7.1	Articles of Merger (incl. plan of merger)	06/15/2017

_________________________

*	Included in Exhibit 4.3 as Exhibit A thereto.
+

Portions of this exhibit have been omitted as permitted by the rules of the SEC. The information excluded is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The Company undertakes to submit a marked copy of this exhibit for review by the SEC staff, to the extent it has not been previously provided, and provide supplemental materials to the SEC staff promptly upon request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MHHC Enterprises, Inc.

By	/s/ Frank Hawley
Frank Hawley Chief Executive Officer
Date: October 11, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Frank Hawley
Frank Hawley Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
Date: October 11, 2022